

Entity Profile Information

Viewed on October 16, 2024

NFA ID 0445200 MORGAN STANLEY BANK NA

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	04/26/2013

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	04/26/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/12/2012
SWAP DEALER PENDING	12/12/2012

Outstanding Requirements

Annual Due Date: 5/1/2025

No information available.

Disciplined Employee Summary



Business Information

Name	**MORGAN STANLEY BANK NA**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**363707380**

Business Address

Street Address 1	**201 MAIN STREET, 5TH FLOOR**
City	**SALT LAKE CITY**
State (United States only)	**UTAH**
Zip/Postal Code	**84111**
Country	**UNITED STATES**
Phone Number	**801-236-3600**
Fax Number	**801-236-3687**
Email	**Not provided**
Website/URL	**WWW.MORGANSTANLEY.COM**
CRD/IARD ID	**Not provided**



Other Names

MORGAN STANLEY BANK
DBA   **NOT IN USE**

MORGAN STANLEY DEAN WITTER BANK INC
DBA   **NOT IN USE**

MOUNTAINWEST FINANCIAL CORPORATION
DBA   **NOT IN USE**

SCFCILC INC
DBA   **NOT IN USE**



Location of Business Records

Viewed on October 16, 2024

NFA ID 0445200 MORGAN STANLEY BANK NA

Street Address 1	**1585 BROADWAY**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10036**
Country	**UNITED STATES**

NFA ID	**0506001**
Full Name	**MORGAN STANLEY CAPITAL MANAGEMENT LLC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**08-04-2023**



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
No Information Available	



Principal Information

Individual Information

NFA ID	0524106
Name	BURNS JR, JOHN JOSEPH
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	09-23-2019

NFA ID	0573240
Name	CAILLATE, FREDERICK
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-30-2025

NFA ID	0574090
Name	FEDYNA, ELISABETH AGNES
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	PENDING
Effective Date	10-27-2025

NFA ID	0362501
Name	GELFAND, JEFFREY ALLEN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-10-2020

NFA ID	0529421
Name	HOWE, NILOOFAR
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-09-2020

NFA ID	0457586
Name	JOHNSON, RICHARD JAMES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-15-2019

NFA ID	0566150
Name	KAN, AMANDA
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	09-27-2024

NFA ID	0529419
Name	LINDENBAUM, BARRY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-26-2022

NFA ID	0527593
Name	OLLE, LAURA NEWMAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-17-2020

NFA ID	0563711
Name	OWEIDA, SAMER OMAR
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2024

NFA ID	0527595
Name	ROBINSON, KENNETH BERNARD
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Effective Date	01-21-2020
NFA ID	0547281
Name	RUSSO, DAVID SPENCER
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-23-2022
NFA ID	0551000
Name	RYAN, JOHN
TItle(s)	DIRECTOR
	PRESIDENT
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	08-23-2022
NFA ID	0527596
Name	SARGEANT, THOMAS JEFFREY
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-17-2020
NFA ID	0488656
Name	WISDOM, PAIGE HELENE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-15-2015

Holding Company Information

NFA ID	0506001
Full Name	MORGAN STANLEY CAPITAL MANAGEMENT LLC
10% or More Interest	Yes
Status	APPROVED
Effective Date	08-04-2023

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 2 of 3

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

Viewed on October 16, 2024

NFA ID 0445200 MORGAN STANLEY BANK NA

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?
No



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE SECURITIES AND EXCHANGE COMMISSION
THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY



Enforcement/Compliance Communication Contact Information

Viewed on February 14, 2025

NFA ID 0445200 MORGAN STANLEY BANK NA

First Name	**CHERYL**
Last Name	**HICKMAN**
Title	**VICE PRESIDENT**
Street Address 1	**1300 THAMES STREET**
City	**BALTIMORE**
State (United States only)	**MARYLAND**
Zip/Postal Code	**21231**
Country	**UNITED STATES**
Phone	**667-312-4062**
Email	**CHERYL.HICKMAN@MORGANSTANLEY.COM**

First Name	**KYLE**
Last Name	**OSMERA**
Title	**EXECUTIVE DIRECTOR**
Street Address 1	**1633 BROADWAY**
Street Address 2	**29TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10020**
Country	**UNITED STATES**
Phone	**212-537-2096**
Fax	**212-507-4862**
Email	**REGULATORYINQUIRIES@MORGANSTANLEY.COM**



Registration Contact Information

Viewed on February 14, 2025

NFA ID 0445200 MORGAN STANLEY BANK NA

First Name	**CHERYL**
Last Name	**HICKMAN**
Title	**VICE PRESIDENT**
Street Address 1	**1300 THAMES STREET**
City	**BALTIMORE**
State (United States only)	**MARYLAND**
Zip/Postal Code	**21231**
Country	**UNITED STATES**
Phone	**667-312-4062**
Email	**CHERYL.HICKMAN@MORGANSTANLEY.COM**



Membership Contact Information

Membership Contact

First Name	**CHERYL**
Last Name	**HICKMAN**
Title	**VICE PRESIDENT**
Street Address 1	**1300 THAMES STREET**
City	**BALTIMORE**
State (United States only)	**MARYLAND**
Zip/Postal Code	**21231**
Country	**UNITED STATES**
Phone	**667-312-4062**
Email	**CHERYL.HICKMAN@MORGANSTANLEY.COM**

Accounting Contact

First Name	**ELAINE**
Last Name	**ZHENG**
Title	**VICE PRESIDENT**
Street Address 1	**1633 BROADWAY**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212 537-2524**
Email	**ELAINE.ZHENG@MORGANSTANLEY.COM**

Arbitration Contact

First Name	**TERESA**
Last Name	**BRADY**
Title	**EXECUTIVE DIRECTOR**
Street Address 1	**1633 BROADWAY**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212 537-2946**
Fax	**212-507-4156**
Email	**TERESA.BRADY@MORGANSTANLEY.COM**

Compliance Contact

First Name	**KYLE**
Last Name	**OSMERA**
Title	**EXECUTIVE DIRECTOR**
Street Address 1	**1633 BROADWAY**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10019**
Country	**UNITED STATES**
Phone	**212-537-2096**
Email	**REGULATORYINQUIRIES@MORGANSTANLEY.COM**

Chief Compliance Officer Contact

First Name	**JOHN**
Last Name	**BURNS JR**
Title	**MANAGING DIRECTOR**
Street Address 1	**2000 WESTCHESTER AVENUE**
Street Address 2	**1ST FLOOR**
City	**PURCHASE**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10577**
Country	**UNITED STATES**
Phone	**914-225-1445**
Fax	**212 507-6288**
Email	**JOHN.BURNS@MORGANSTANLEY.COM**